UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) September 9, 2021

Web Blockchain Media, Inc.
(Exact name of registrant as specified in its charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3940 Laurel Canyon Blvd #160, Studio City, CA, 91604
(Full mailing address of principal executive offices)

Registrant s telephone number, including area code: (310) 954-1881

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 3. Material Modification to Rights of Securityholders

On September 9, 2021, the Company filed Articles of Amendment (the “Amendment”) with the Secretary of State of the State of Colorado in order to remove the conversion provisions of its Series A Preferred Shares, and to remove the designations of our Series B Preferred Shares and our Series C Preferred Shares. The Amendment was approved by our board of directors, as well as our majority voting shareholders. Our Amended Articles of Incorporation are attached to this current report as Exhibit 3.1, which is incorporated herein by reference.

Item 9. Other Events

The information contained in Item 3 is incorporated in this Item 9 by reference.

Exhibit	Name

3.1	Articles of Amendment, effective as of September 9, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEB BLOCKCHAIN MEDIA, INC.

Date: September 21, 2021	By:	/s/ Steve Slome
	Name:	Steve Slome
	Title:	CEO

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